FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 24, 2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES CHANGE IN BOARD OF DIRECTORS

Netanya, Israel – September 24, 2019 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that Mr. Sholem Lapidot has notified the Company of his resignation from office, following his resignation from office as CEO of our indirect controlling shareholder - Discount Investment Company Ltd., or DIC, and the nomination of a new CEO to DIC, effective September 23, 2019, and the Company's board of Directors elected Mr. Eran Saar, the new CEO of DIC, to serve as a director of the Company, as of September 24, 2019, until the Company's next general shareholders meeting.

Mr. Saar has served as CEO of Equital Group and Isramco Negev 2 from 2012. From 2011 to 2012 Mr. Saar served as CFO of Equital Group, from 2006 to 2010 Mr. Saar served as CEO of Isal Amlat Investments and CFO of Kaman Holding and from 1997 to 2005 Mr. Saar served as Deputy Director Corporations Dept., Israel Securities Authority. In September 2019, Mr. Saar was nominated as CEO of DIC, our indirect controlling shareholder and IDB Development Corporation Ltd., as of December 2019. Mr. Saar holds an M.B.A (finance) in business Management, LL.B and a B.A. in accounting, all from the Hebrew University of Jerusalem.

Mr. Ami Erel, the Company's Chairman of the Board of Directors thanked MR. Lapidot for his contribution to the Company and wished him success in his future endeavors and welcomed Mr. Saar to the Board. Mr. Erel added: "I believe that our new team with Eran Saar, the new CEO of DIC and Amir levy, the new CEO of IBC, our recent major investment, will have significant contribution to the Company's success in facing its challenges and executing the Company's recently announced reconstructing plan".

For more information see the Company's annual report on Form 20-F for the year ended December 31, 2018 filed on March 18, 2019, or 2018 20-F, under Item 6. Directors, Senior Management and Employees. A Directors and Senior Management".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.745 million cellular subscribers (as at June 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	September 24, 2019	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary